FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of June 23, 2011

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes       No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' press release announcing that Venezuela has moved forward with expropriation of Matesi.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2011

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Venezuela moves forward with expropriation of Matesi

Luxembourg, June 21, 2011 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) announced today that, within the framework of the Venezuelan National Assembly’s law declaring all of Matesi’s assets to be of public and social interest and ordering the Executive Branch to take the necessary measures for the expropriation of such assets, President Chavez issued Decree 8280/2011, which orders the expropriation of Matesi’s assets as may be required for the implementation of a state-owned project for the production, sale and distribution of briquettes, and further instructs to commence negotiations and take any actions required for the acquisition of such assets.

While Tenaris is prepared to engage in negotiations with the Venezuelan government at any time, Tenaris is concerned about the absence of any meaningful progress in the discussions on compensation since Venezuela's 2009 announcement of the nationalization of Matesi.  Tenaris continues to reserve all of its rights under Venezuelan and international law, including investment treaties, and will take legal actions against Venezuela to seek prompt, fair and adequate compensation for its entire interest (including assets and liabilities) in Matesi.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.